

14046166

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section

FEB 28 2014

Washington DC
404

SEC FILE NUMBER
8-12745

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 AND ENDING 12/31/13
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Securities Management and Research, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

701 Tama Street, Building B

(No. and Street)

Marion	Iowa	52302
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Dan Wegmann   (319)447-5700
                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey LLP

(Name – *if individual, state last, first, middle name*)

221 3rd Ave. SE STE. 300	Cedar Rapids	Iowa	52401
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, __Dan Wegmann__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Securities Management and Research, Inc.__ , as of __December 31__ , 20 __13__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

MICHELLE R. HARTZELL
COMMISSION NO. 163625
MY COMMISSION EXPIRES
_____

_____
Notary Public

_____
Signature

C F o

_____
Title

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (Bound under separate cover)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Securities Management and Research, Inc.
(A Wholly Owned Subsidiary of
Berthel Fisher & Company)

Financial Report
December 31, 2013

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the
Securities Exchange Act of 1934.

Contents

 McGladrey

Independent Auditor's Report

To the Board of Directors and Stockholder
Securities Management and Research, Inc.
Marion, Iowa

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Securities Management and Research, Inc. (Company) as of December 31, 2013, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Securities Management and Research, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

1

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II and III is fairly stated in all material respects in relation to the financial statements as a whole.

McGladrey LLP

McGladrey LLP

Cedar Rapids, Iowa
February 25, 2014

Securities Management and Research, Inc.
(A Wholly Owned Subsidiary of Berthel Fisher & Company)

Statement of Financial Condition
December 31, 2013

Assets

Cash and cash equivalents	$	1,307,893
Deposit with clearing firm		50,000
Commissions receivable		112,278
Other receivables		30,252
Short-term investments		109,016
Notes receivable		12,760
Property and equipment		42,755
Other assets		21,793
Intangibles assets, less accumulated amortization of $183,708		428,668
	$	2,115,415

Liabilities and Stockholder's Equity

Liabilities:		
Commissions payable	$	97,626
Accounts payable and other accrued expenses		78,353
Income taxes payable, parent company		57,055
Deferred income tax liability, parent company		173,000
Total liabilities		406,034

Commitments and contingencies (Note 7)

Stockholder's equity:		
Common stock, par value $1 per share authorized, issued and outstanding 1,000,000 shares		1,000,000
Additional paid-in capital		(999,999)
Retained earnings		1,709,380
Total stockholder's equity		1,709,381
	$	2,115,415

See Notes to Financial Statements.

Securities Management and Research, Inc.
(A Wholly Owned Subsidiary of Berthel Fisher & Company)

Statement of Income
Year Ended December 31, 2013

Revenues:		
Commissions	$	4,192,596
Interest and dividends		7,253
Net realized investment gains		3,493
Other		439,840
Total revenues		4,643,182
Expenses:		
Commissions		3,040,256
Employee compensation		302,123
Employee benefits		61,742
Management fees		408,000
Attorney fees including settlement and litigation		100,890
Professional fees		40,059
Occupancy		5,988
Reporting services		82,521
Data processing		197,706
Depreciation and amortization		84,039
Other general and administrative expenses		263,759
Total expenses		4,587,083
Income before income taxes		56,099
Income tax expense		24,105
Net income	$	31,994

See Notes to Financial Statements.

Securities Management and Research, Inc.
(A Wholly Owned Subsidiary of Berthel Fisher & Company)

Statement of Changes in Stockholder's Equity
Year Ended December 31, 2013

	Common Stock		Additional Paid-In Capital		Retained Earnings		Total	
Balance, December 31, 2012	$	1,000,000	$	(999,999)	$	1,727,386	$	1,727,387
Net income		-		-		31,994		31,994
Dividends on common stock		-		-		(50,000)		(50,000)
Balance, December 31, 2013	$	1,000,000	$	(999,999)	$	1,709,380	$	1,709,381

See Notes to Financial Statements.

Securities Management and Research, Inc.
(A Wholly Owned Subsidiary of Berthel Fisher & Company)

Statement of Cash Flows
Year Ended December 31, 2013

Cash Flows from Operating Activities:		
Net income	$	31,994
Adjustments to reconcile net income to net cash flows		
provided by operating activities:		
Depreciation and amortization		84,039
Deferred income tax liability		(37,000)
Change in assets and liabilities:		
Commissions receivable		49,669
Other receivables		(15,391)
Short term investments		(651)
Notes receivable		(17,500)
Other assets		(11,793)
Income taxes payable		19,697
Commissions payable		(24,613)
Accounts payable and other accrued expenses		(44,303)
Net cash flows provided by operating activities		34,148
Cash Flows (Used In) Financing Activities,		
dividends on common stock		(50,000)
(Decrease) in cash and cash equivalents		(15,852)
Cash and cash equivalents:		
Beginning		1,323,745
Ending	$	1,307,893
Supplemental Disclosure of Cash Flow Information,		
income taxes paid to parent company	$	41,408

See Notes to Financial Statements.

Securities Management and Research, Inc.
(A Wholly Owned Subsidiary of Berthel Fisher & Company)

Notes to Financial Statements

Note 1.   Nature of Business and Significant Accounting Policies

Nature of business:

Securities Management and Research, Inc. (Company) is a wholly owned subsidiary of ONE Financial, Inc. which is a wholly owned subsidiary of Berthel Fisher & Company (the Parent). The Company is a broker-dealer registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority (FINRA). The Company is engaged in a single line of business as a securities broker-dealer that sells equity, fixed income, mutual funds, insurance and direct investment products.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of The Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of the Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Significant accounting policies:

Cash and cash equivalents: The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Deposit with clearing firm: The Company is required to hold an introducing firm deposit in the name of the Company with its clearing firm per the terms of the clearing agreement.

Short-term investments: Short-term investments consist of a certificate of deposit with a maturity of approximately eight months.

Receivables: Commissions receivable primarily consists of commission and transaction-related receivables due from various product sponsors for payment to the Company's registered representatives relating to trades pending settlement.

Notes receivable: The Company provides forgivable loans to certain new registered representatives to assist the representatives in transition costs incurred moving client accounts to the Company. These loans are recorded at face value at the time the loan is made. These loans do not bear interest and will be amortized over 48 months from the approval date. In the event a representative's affiliation terminates prior to the term of the note, the representative is required to repay the balance of the note. Forgivable loans totaled $17,500 as of December 31, 2013 with loan amortization charged to expense of $4,740 as of December 31, 2013. Management's estimate of the allowance is based on an assessment of specifically identified unsecured receivables and other factors, including the representative's payment history. As of December 31, 2013, there is no allowance for uncollectible accounts associated with this receivable.

Use of estimates: The preparation of financial statements, in conformity with generally accepted accounting principles in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. A significant estimate included in the financial statements is the amortization period of definite-lived intangible assets.

Securities Management and Research, Inc.
(A Wholly Owned Subsidiary of Berthel Fisher & Company)

Notes to Financial Statements

Note 1.   Nature of Business and Significant Accounting Policies (Continued)

Intangible assets: The intangible assets relate to the purchase of the Company by the Parent at the close of business on December 31, 2010 and consist of amounts attributable to brand name and relationships with registered representatives as noted below:

		Gross		Accumulated Amortization		Net
Brand name	$	538,514	$	(161,550)		$ 376,964
Relationships with registered representatives		73,862		(22,158)		51,704
Total intangible assets	$	612,376	$	(183,708)		$ 428,668

The Company is amortizing these intangibles over an estimated life of 10 years. The estimated amortization expense for the succeeding years is $61,236 for each year from 2014 to 2018 and $122,468 thereafter.

Intangible assets are tested for impairment whenever events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Determining the extent of impairment, if any, typically requires various estimates and assumptions including cash flows directly attributable to the asset, the useful life of the asset and residual value, if any. When necessary, internal cash flow estimates and quoted market prices are used as appropriate to determine fair value.

Income taxes: The Company is included in the consolidated federal income tax return filed by Berthel Fisher and Company, Inc. which is the 100% owner of ONE Financial, Inc. Federal income taxes are calculated as if the Company filed on a separate return basis, as the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for changes in deferred tax liabilities or assets between years.

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and deferred liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. As of and for the year ended December 31, 2013, the entity had no material uncertain tax positions that are required to be recorded.

Property and equipment: Property and equipment is stated at cost less allowances for depreciation. For financial reporting purposes, depreciation is computed by the straight-line method over the estimated useful lives. The Company uses accelerated methods in computing depreciation for income tax purposes.

Securities Management and Research, Inc.
(A Wholly Owned Subsidiary of Berthel Fisher & Company)

Notes to Financial Statements

Note 1.   Nature of Business and Significant Accounting Policies (Continued)

Common stock: In the ordinary course of business, the Parent of the Company will enter into financing agreements requiring it to pledge the Company's common stock as collateral.

Revenue recognition: Commission revenue and related expenses are recorded on a trade date basis. Other revenues primarily consists of fees charged to representatives for technology related services provided by the Company. Interest income is accrued as earned and dividend income is recognized on the ex-dividend date.

Note 2.   Related Party Transactions

The Company enters into various transactions and arrangements with its Parent and affiliated companies. The Company has a management agreement with its Parent in which the Company's Parent provided management services totaling $408,000 for the year ended December 31, 2013.

During the year ended December 31, 2013, the Company paid $5,945 to Berthel Fisher & Company Management Corp. (a wholly owned subsidiary of the Parent) for the use of office facilities. The Company's rental obligation is month to month.

The Company incurred expenses of $89,280 paid to an affiliate named IPrism Global Inc., an entity consolidated in with the Parent, for license and user fees for the year ended December 31, 2013.

Note 3.   Income Taxes

The results of the Company's operations are included in the consolidated tax returns of the Parent. The entities included in the consolidated returns have adopted the policy of allocating income tax expense or benefit based upon the pro rata contribution of taxable operating income or losses. Generally, this allocation results in profitable companies recognizing a tax provision as if the individual company filed a separate return and loss companies recognizing benefits to the extent their losses contribute to reduce consolidated taxes. Deferred income taxes have been established by each member of the consolidated group based upon the temporary differences within the entity.

Current and deferred components of the income tax expense for the year ended December 31, 2013 are summarized as follows:

Current	$	61,105
Deferred		(37,000)
Income tax expense	$	24,105

Securities Management and Research, Inc.
(A Wholly Owned Subsidiary of Berthel Fisher & Company)

Notes to Financial Statements

Note 3.   Income Taxes (Continued)

The provision for income taxes for the year ended December 31, 2013 differs from the amounts computed by applying the statutory federal income tax rate of 34%, plus an estimate of 4.5% for state income taxes, to income before income taxes due to the following items:

Computed expected amount	$	21,598
Nondeductible expenses		5,695
Federal tax benefit of state income taxes deduction		(2,529)
Other		(659)
	$	24,105

Deferred taxes are provided on differences between financial reporting and income tax bases of accounting. The differences arise primarily from differing methods used to account for accrued expenses, depreciation of property and equipment and amortization of intangibles. The deferred income tax assets (liabilities) consist of the following:

Gross deferred income tax assets	$	8,000
Gross deferred income tax (liabilities)		(181,000)
Net deferred income tax (liabilities)	$	(173,000)

During the year ended December 31, 2013, the Company did not record a valuation allowance on the deferred tax assets as management believes the full amount will ultimately be realized.

The Parent files income tax returns in U.S. federal jurisdiction and various states. With a few exceptions, the Parent is no longer subject to U.S. federal, state and local tax examinations by tax authorities for years before 2010.

Note 4.   Property and Equipment

Property and equipment as of December 31, 2013 consists of the following:

Furniture & fixtures	$	3,127
Development fees		85,699
Accumulated depreciation		(46,071)
Property and equipment, net	$	42,755

Note 5.   Net Capital Requirements

The Company is subject to The SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2013, the Company had net capital of $1,225,313 which was $1,125,313 in excess of its required net capital of $100,000. The Company's net capital ratio was .19 to 1.

Note 6.   Profit Sharing Plan

Substantially all employees are covered by the Parent's qualified profit sharing plan under Internal Revenue Code Section 401(a), including a qualified cash or deferred arrangement under Section 401(k). The 401(k) plan provides a 3% non-elective safe harbor employer contribution and a discretionary matching contribution. Eligible employees receive 3% of qualifying compensation. The discretionary matching contribution will not apply to deferrals exceeding 6% of eligible compensation. Each participant may elect to defer compensation up to 60%. The Company's contributions for the year ended December 31, 2013 aggregated $10,951.

Note 7.   Commitments and Contingencies

In the ordinary course of business, the Company may be subject to various litigation and arbitration matters. Although the effects of these matters cannot be determined, the Company's management believes that their ultimate outcome will not have a material effect on the Company's financial position, results of operations, or net cash flows.

Note 8.   Financial Instruments

Off-balance-sheet risk and concentration of credit risk:

Customer transactions are introduced to and cleared through clearing brokers. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. In conjunction with the clearing brokers, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral or reduce positions where necessary.

The Company does not anticipate nonperformance by customers or its clearing brokers. In addition, the Company has a policy of reviewing, as considered necessary, the clearing broker with which it conducts business.

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

Note 9.   Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

Securities Management and Research, Inc.
(A Wholly Owned Subsidiary of Berthel Fisher & Company)

Notes to Financial Statements

Note 9.   Indemnifications (Continued)

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

Note 10.   Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued, noting none.

Securities Management and Research, Inc.
(A Wholly Owned Subsidiary of Berthel Fisher & Company)

Schedule I. Computation of Net Capital Under Rule 15c3-1
December 31, 2013

Computation of net capital:		
Total stockholder's equity	$	1,709,381
Total nonallowable assets and other charges:		
Nonallowable receivables		155,290
Property and equipment		42,755
Other assets		21,793
Intangible assets		428,668
Other addition for deferred tax liability		(165,037)
Net capital before haircuts on securities positions		1,225,912
Haircuts on securities positions		599
Net capital	$	1,225,313
Computation of aggregate indebtedness,		
items from statement of financial condition:		
Commissions payable	$	97,626
Accounts payable and other accrued expenses		78,353
Income taxes payable		57,055
Total aggregate indebtedness	$	233,034
Computation of basic net capital requirement:		
Minimum net capital required, the greater of 6 2/3% of total		
aggregate indebtedness or $100,000	$	100,000
Excess net capital, net capital less net capital requirement	$	1,125,313
Percentage of aggregate indebtedness to net capital		19.02%

Statement pursuant to paragraph (d) of Rule 17a-5:

There are no material differences between the amounts presented in the computations of net capital set forth above and the amounts reported in the Company's unaudited Part IIA Focus report as of December 31, 2013.

Securities Management and Research, Inc.
(A Wholly Owned Subsidiary of Berthel Fisher & Company)

Schedule II. Computation for Determination of Reserve Requirements
Under Rule 15c3-3
December 31, 2013

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) thereof.

Schedule III. Information Relating to Possession or Control Requirements
Under Rule 15c3-3
December 31, 2013

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) thereof.

 McGladrey

**Independent Auditor's Report
on Internal Control**

To the Board of Directors and Stockholder
Securities Management and Research, Inc.
Marion, Iowa

In planning and performing our audit of the financial statements of Securities Management and Research, Inc. (Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Member of the RSM International network of independent accounting, tax and consulting firms.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey LLP
McGladrey LLP

Cedar Rapids, Iowa
February 25, 2014